Exhibit 99.1

iQIYI Announces Third Quarter 2022 Financial Results

BEIJING, November 22, 2022 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Highlights

•	Total revenues were RMB7.5 billion (US$1.1 billion1), decreasing 2% year over year.

•	Operating income was RMB309.7 million (US$43.5 million) and operating income margin was 4%, compared to operating loss of RMB1.4 billion and operating loss margin of 18% in the same period in 2021.

•

Non-GAAP operating income[2] was RMB524.3 million (US$73.7 million) and non-GAAP operating income margin was 7%, compared to non-GAAP operating loss of RMB1.1 billion and non-GAAP operating loss margin of 14% in the same period in 2021.

•	Net loss attributable to iQIYI was RMB395.6 million (US$55.6 million), compared to net loss attributable to iQIYI of RMB1.7 billion in the same period in 2021.

•	Non-GAAP net income attributable to iQIYI[2] was RMB187.2 million (US$26.3 million), compared to non-GAAP net loss attributable to iQIYI of RMB1.4 billion in the same period in 2021.

“We have completed an iconic turnaround during the first three quarters this year, with business performance far exceeding our targets set at the beginning of the year.” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “Our original blockbusters drove significant net subscriber additions within the quarter, further expanding our market leadership. As a result, we achieved operating profit growth while continuing to gain market share. We remain confident in our ability to generate value for our stakeholders who share our belief in the prospects of long-form video.”

“We made great strides by growing non-GAAP operating profit for four consecutive quarters. Meanwhile, we have generated positive operating cash flow for two consecutive quarters.” commented Mr. Jun Wang, Chief Financial Officer of iQIYI. “Our commitment to achieving healthy business growth remains unchanged.”

Third Quarter 2022 Financial Highlights

	Three Months Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	September 30, 2021	June 30 2022	September 30, 2022
	RMB	RMB	RMB
Total revenues	7,589,104	6,656,549	7,471,081

Operating (loss)/income	(1,367,958)	125,787	309,665
Operating (loss)/income (non-GAAP)	(1,072,950)	343,806	524,347

Net loss attributable to iQIYI, Inc.	(1,729,560)	(213,995)	(395,569)
Net (loss)/income attributable to iQIYI, Inc. (non-GAAP)	(1,399,458)	78,253	187,207

Diluted net loss per ADS	(2.17)	(0.28)	(0.46)
Diluted net (loss)/income per ADS (non-GAAP)[2]	(1.76)	0.10	0.21

Third Quarter 2022 Other Operating Highlights

•

The average daily number of total subscribing members[3] for the quarter was 101.0 million, compared to 104.7 million for the same period in 2021 and 98.3 million for the second quarter in 2022. The average daily number of subscribing members excluding individuals with trial memberships[4] for the quarter was 100.2 million, compared to 103.8 million for the same period in 2021 and 97.7 million for the second quarter in 2022.

•

The monthly average revenue per membership (ARM5) for the quarter was RMB13.90, compared to RMB13.65 for the same period in 2021 and RMB14.53 for the second quarter in 2022, increasing 2% year over year.

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.1135 as of September 30, 2022, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

[3]	The average daily number of total subscribing members for a quarter is calculated by averaging the number of total subscribing members in each day of such quarter.

[4]

The average daily number of subscribing members excluding individuals with trial memberships for the quarter is calculated by averaging the number of subscribing members excluding individuals with trial memberships in each day of such quarter.

[5]

The monthly ARM for the quarter is calculated by dividing our total revenues from membership services during a given quarter by the average daily number of total subscribing members for that quarter and the number of months in the quarter.

Third Quarter 2022 Financial Results

Total revenues reached RMB7.5 billion (US$1.1 billion), decreasing 2% year over year.

Membership services revenue was RMB4.2 billion (US$591.9 million), decreasing 2% year over year. In the third quarter, key titles were launched toward the second half of the quarter, resulting in the number of subscribing members grew from a lower base of 95.6 million as of June 30, 2022 to 106.2 million as of September 30, 2022.

Online advertising services revenue was RMB1.2 billion (US$175.3 million), decreasing 25% year over year, primarily due to challenging macroeconomic environment.

Content distribution revenue was RMB729.7 million (US$102.6 million), increasing 16% year over year, primarily attributable to the increase in the value of barter transactions.

Other revenues were RMB1.3 billion (US$180.4 million), increasing 27% year over year, primarily attributable to the revenue derived from the third-party cooperation and partly offset by the soft performance of various business lines.

Cost of revenues was RMB5.7 billion (US$802.0 million), decreasing 19% year over year, primarily due to lower content costs during the quarter. Content costs as a component of cost of revenues were RMB4.3 billion (US$609.4 million), decreasing 18% year over year. The decrease in content cost was driven by our improvement in content strategy and improvement in operating efficiency.

Selling, general and administrative expenses were RMB980.3 million (US$137.8 million), decreasing 21% year over year, primarily due to the decrease in marketing spending, share-based compensation expenses, and personnel-related compensation expenses.

Research and development expenses were RMB475.9 million (US$66.9 million), decreasing 30% year over year, primarily due to the decrease of personnel-related compensation expenses.

Operating income was RMB309.7 million (US$43.5 million), compared to operating loss of RMB1.4 billion in the same period in 2021. Operating income margin was 4%, compared to operating loss margin of 18% in the same period in 2021. Non-GAAP operating income was RMB524.3 million (US$73.7 million) and non-GAAP operating income margin was 7%, compared to non-GAAP operating loss of RMB1.1 billion and non-GAAP operating loss margin of 14% in the same period in 2021.

Total other expense was RMB662.0 million (US$93.1 million), compared to total other expense of RMB330.5 million during the same period of 2021. The year over year increase was a combined result of increase in the impairment provision due to the fair value changes from selected investee companies, the foreign exchange loss driven by the appreciation of U.S. dollar against Renminbi, as well as decreased interest expenses mainly due to less principal amount of convertible bond and the adoption of ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.

Loss before income taxes was RMB352.4 million (US$49.5 million), compared to loss before income taxes of RMB1.7 billion in the same period in 2021.

Income tax expense was RMB42.5 million (US$6.0 million), compared to income tax expense of RMB9.0 million in the same period in 2021.

Net loss attributable to iQIYI was RMB395.6 million (US$55.6 million), compared to net loss attributable to iQIYI of RMB1.7 billion in the same period in 2021. Diluted net loss attributable to iQIYI per ADS was RMB0.46 (US$0.06) for the third quarter of 2022, compared to diluted net loss attributable to iQIYI per ADS of RMB2.17 in the same period of 2021. Non-GAAP net income attributable to iQIYI was RMB187.2 million (US$26.3 million), compared to non-GAAP net loss attributable to iQIYI of RMB1.4 billion in the same period in 2021. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB0.21 (US$0.03), compared to non-GAAP diluted net loss attributable to iQIYI per ADS of RMB1.76 in the same period of 2021.

As of September 30, 2022, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB5.0 billion (US$709.5 million).

Conference Call Information

iQIYI’s management will hold an earnings conference call at 6:30 AM on November 22, 2022, U.S. Eastern Time (7:30 PM on November 22, 2022, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10026842-my6ep2.html

It will automatically direct you to the registration page of “iQIYI Third Quarter 2022 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through November 29, 2022.

Dial-in numbers for the replay are as follows:

International Dial-in:           +1 855 883 1031

Passcode:                              10026842

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, or PPC, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating (loss)/income, non-GAAP operating (loss)/income margin, non-GAAP net (loss)/income attributable to iQIYI, non-GAAP diluted net (loss)/income attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating (loss)/income represents operating (loss)/income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations and non-recurring employee severance costs.

Non-GAAP net (loss)/income attributable to iQIYI, Inc. represents net loss attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, non-recurring employee severance costs, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net (loss)/income per ADS represents diluted net (loss)/income per ADS calculated by dividing non-GAAP net (loss)/income attributable to iQIYI, Inc, which is adjusted for accretion for the redeemable non-controlling interests, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Loss

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2021	2022	2022
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	4,288,215	4,285,071	4,210,722
Online advertising services	1,660,332	1,193,809	1,247,114
Content distribution	627,134	479,261	729,698
Others	1,013,423	698,408	1,283,547

Total revenues	7,589,104	6,656,549	7,471,081

Operating costs and expenses:
Cost of revenues	(7,027,681)	(5,247,959)	(5,705,260)
Selling, general and administrative	(1,246,334)	(800,602)	(980,293)
Research and development	(683,047)	(482,201)	(475,863)

Total operating costs and expenses	(8,957,062)	(6,530,762)	(7,161,416)

Operating (loss)/income	(1,367,958)	125,787	309,665

Other income/(expenses):
Interest income	35,979	15,707	18,631
Interest expenses	(351,293)	(181,907)	(181,641)
Foreign exchange gain/(loss), net	4,462	(98,101)	(79,768)
Share of losses from equity method investments	(17,345)	(93,690)	(69,807)
Others, net	(2,292)	67,006	(349,455)

Total other expenses, net	(330,489)	(290,985)	(662,040)

Loss before income taxes	(1,698,447)	(165,198)	(352,375)

Income tax expense	(8,978)	(36,204)	(42,501)

Net loss	(1,707,425)	(201,402)	(394,876)

Less: Net income attributable to noncontrolling interests	22,135	12,593	693

Net loss attributable to iQIYI, Inc.	(1,729,560)	(213,995)	(395,569)
Accretion of redeemable noncontrolling interests	(4,769)	—	—

Net loss attributable to ordinary shareholders	(1,734,329)	(213,995)	(395,569)

Net loss per share for Class A and Class B ordinary shares:
Basic	(0.31)	(0.04)	(0.07)
Diluted	(0.31)	(0.04)	(0.07)

Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(2.17)	(0.28)	(0.46)
Diluted	(2.17)	(0.28)	(0.46)

Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:

Basic	5,590,418,635	6,074,616,616	6,081,974,163

Diluted	5,590,418,635	6,074,616,616	6,081,974,163

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	September 30,
	2021	2022
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,997,212	3,559,899
Restricted cash	77,652	16,355
Short-term investments	1,348,255	1,470,487
Accounts receivable, net	2,747,774	2,683,392
Prepayments and other assets	3,266,523	2,228,050
Amounts due from related parties	155,512	70,430
Licensed copyrights, net	931,189	818,171

Total current assets	11,524,117	10,846,784

Non-current assets:
Fixed assets, net	1,344,784	1,180,895
Long-term investments	3,035,155	2,803,629
Deferred tax assets, net	31,351	—
Licensed copyrights, net	7,258,042	7,146,338
Intangible assets, net	545,305	459,635
Produced content, net	10,951,078	12,711,616
Prepayments and other assets	2,905,690	3,037,253
Operating lease assets	907,297	704,025
Goodwill	3,888,346	3,888,346
Amounts due from related parties	81,000	114,000

Total non-current assets	30,948,048	32,045,737

Total assets	42,472,165	42,892,521

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	8,896,460	6,882,120
Amounts due to related parties	2,634,089	3,319,678
Customer advances and deferred revenue	3,484,509	3,968,708
Convertible senior notes, current portion	—	8,520,577
Short-term loans	4,117,774	3,938,938
Operating lease liabilities, current portion	171,541	110,697
Accrued expenses and other liabilities	3,172,097	2,408,709

Total current liabilities	22,476,470	29,149,427

Non-current liabilities:
Convertible senior notes	12,652,172	6,369,982
Deferred tax liabilities	3,127	2,682
Amounts due to related parties	780,615	105,056
Operating lease liabilities	625,737	527,584
Other non-current liabilities	260,931	1,286,875

Total non-current liabilities	14,322,582	8,292,179

Total liabilities	36,799,052	37,441,606

Redeemable noncontrolling interests	397,385	—

Shareholders’ equity:

Class A ordinary shares	173	193
Class B ordinary shares	183	193
Additional paid-in capital	49,642,014	50,676,861
Accumulated deficit	(47,163,773)	(46,803,156)
Accumulated other comprehensive income	2,709,002	1,482,263
Noncontrolling interests	88,129	94,561

Total shareholders’ equity	5,275,728	5,450,915

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	42,472,165	42,892,521

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2021	2022	2022
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash (used for)/provided by operating activities	(2,080,544)	47,359	195,724
Net cash provided by/(used for) investing activities (1)	1,885,081	(652,454)	406,840
Net cash provided by/(used for) financing activities	867,420	(333,393)	(105,876)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(22,206)	75,096	60,182

Net increase/(decrease) in cash, cash equivalents and restricted cash	649,751	(863,392)	556,870

Net cash (used for)/provided by operating activities	(2,080,544)	47,359	195,724
Less: Capital expenditures (2)	(116,320)	(66,005)	(48,143)

Free cash flow	(2,196,864)	(18,646)	147,581

(1)	Net cash provided by or used for investing activities primarily consists of net cash flows from investing in debt securities, purchase of long-term investments and capital expenditures.
(2)	Capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended
	September 30,	June 30,	September 30,
	2021	2022	2022
	RMB	RMB	RMB
Operating (loss)/income	(1,367,958)	125,787	309,665
Add: Share-based compensation expenses	281,198	201,521	204,770
Add: Amortization and impairment of intangible assets(1)	13,810	16,498	9,912

Operating (loss)/income (non-GAAP)	(1,072,950)	343,806	524,347

Net loss attributable to iQIYI, Inc.	(1,729,560)	(213,995)	(395,569)
Add: Share-based compensation expenses	281,198	201,521	204,770
Add: Amortization and impairment of intangible assets(1)	13,810	16,498	9,912
Add: Impairment of long-term investments	29,000	11,000	376,339
Add: Fair value loss/(gain) of long-term investments	8,061	1,760	(26,652)
Add: Reconciling items on equity method investments	3,066	59,615	16,323
Add: Tax effects on non-GAAP adjustments(2)	(5,033)	1,854	2,084

Net (loss)/income attributable to iQIYI, Inc. (non-GAAP)	(1,399,458)	78,253	187,207

Diluted net loss per ADS	(2.17)	(0.28)	(0.46)
Add: Non-GAAP adjustments to net loss per ADS	0.41	0.38	0.67

Diluted net (loss)/income per ADS (non-GAAP)	(1.76)	0.10	0.21

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)	This represents tax impact of all relevant non-GAAP adjustments.